FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Results for the First Quarter of its 2009 Fiscal Year
 - Net Income $0.01 per Share -

Vancouver, Canada, June 24, 2009, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for the first quarter of its 2009 fiscal year, which ended May 31, 2009. All financial amounts are denominated in Canadian dollars.

Gross revenue for the quarter was $5,899,000, versus $9,365,000 during the first quarter of last year, a decrease of 37%. During the quarter the Company exited its low margin food business and focused on fiscally sustainable branded sales. Co-pack revenues dropped slightly due in the main to unseasonably colder weather in early Q1. Gross profit margin (before discounts and slotting fees) for the quarter was 44.1%, up from 42.1% in the same period in fiscal 2008.

The Company generated after tax net income of $202,000 or $0.01 per share versus a net loss of $559,000 or ($0.03) per share during Q1 of last year. That improvement in financial performance is a direct consequence of increasing gross margin in concert with reductions in fixed overheads and SG&A expenses; the latter being reduced 50% from the same period last year: $1,524,000 versus $3,056,000.

Discounts, rebates and slotting fees fell dramatically from $1,166,000 in Q1 of fiscal 2008 to $490,000 this past quarter. Non-cash stock based compensation expense for the quarter was $72,000. The Company also recorded non-cash income taxes of $145,000 in this most recent quarter. As a consequence, EBITDA before non-cash stock based compensation for Q1 was $669,000.

Non-GAAP Measures

Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, PureBlue™ SuperJuice, STOKED™ Energy Drinks, INFINITE Health® Water, DIE HARD™ Sports Energy Drink and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™ ©2009

Leading Brands, Inc.

This news release is available at www.LBIX.com

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LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS) AND
COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

(EXPRESSED IN CANADIAN DOLLARS)	May 31		May 31
	2009		2008

Gross sales	$5,898,779		$9,364,931
Less: Discounts, rebates and slotting fees	(489,716)		(1,165,735)
Net sales	5,409,063		8,199,196

Expenses (Income)
Cost of sales	3,297,719		5,427,534
Selling, general and administration expenses	1,523,826		3,055,712
Depreciation and amortization	180,773		184,996
Interest expense	68,057		129,986
Loss on sale of assets	7,960		12,526
Other income	(179)		(14,847)
Foreign exchange gain	(17,013)		-
Total expenses	5,061,143		8,795,907

Net income (loss) before taxes	347,920		(596,711)
Income tax recovery (expense)	(145,446)		37,798
Net income (loss)	202,474		(558,913)

Foreign exchange translation adjustment	-		6,578

Comprehensive income (loss)	$202,474		$(552,335)

Income (loss) per share
Basic and diluted	$0.01	$	(0.03)

Weighted average number of shares outstanding
- Basic and diluted	19,958,124		19,958,124